News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Kingsway Reports Net Income of $23.6 Million in Third Quarter

    TORONTO, Nov. 8 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) today announced financial results for the third quarter ended
September 30, 2007. The Company reported net income of $23.6 million for the quarter or $0.42 diluted earnings per share. Details of the results for the third quarter and year to date are included in the Management's Discussion and
Analysis and Consolidated Financial Statements which are attached.
    Bill Star, President and Chief Executive Officer commented, "We are very pleased with the profitability of each of our Canadian subsidiaries for the quarter and the year to date. Our Canadian subsidiaries reported improved levels of underwriting profit and investment income again this quarter compared to both the previous quarter and the same quarter last year. At the same time they continued to strengthen their balance sheet provision for unpaid claims and to report estimated favourable reserve development on the provisions recorded at the beginning of the year."
    "Despite the strong results reported by the majority of our U.S.
subsidiaries, we are disappointed with the overall results of our U.S operations. The results of our U.S operations were heavily influenced by
Lincoln General, where estimated unfavourable reserve development led to the
Company reporting an underwriting loss for the quarter and the year to date.
We have implemented corrective actions to our operations at Lincoln which we expect will improve its results in 2008. The investment income continues to increase as a result of increased yields and invested assets."
    Kingsway's annualized return on equity was 9.3% for the quarter and 11.6%
year to date. Book value per share has grown by 17% since the beginning of the year, illustrating the benefits of Kingsway's diverse operations. The strengthening of the Canadian dollar has accounted for 6% of this increase.
    Industry conditions in both Canada and the U.S. continue to be competitive and the industry continues to experience slow premium growth but strong growth in capital. We expect that industry combined ratios will deteriorate for the remainder of 2007 and into 2008, but remain better than historical averages. We also expect that deteriorating combined ratios together with low interest rates will lead to firmer pricing in insurance markets in many jurisdictions in North America during 2008.
    We continue to mandate that our subsidiaries price to our target levels of profitability which has reduced premium volumes, particularly in our U.S commercial business. Our product and geographical diversification in North
America allows us to maintain this underwriting discipline, whilst at the same time delivering growth in book value per share. We intend to continue to expand our distribution network which will ensure that we are well positioned to take advantage of opportunities to grow profitably.

    Dividend

    The Board of Directors has declared a quarterly dividend of C$0.075 per common share, payable on December 28, 2007 to shareholders of record on
December 14, 2007.

    Conference Call and Webcast

    You are invited to participate in our quarterly results conference call that will take place on November 8, 2007 at 5:00 p.m. EDT. To access please dial 1-800-732-0232 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2030820

    Annual Investor Day

    The Company will be hosting its annual Investor Day on Wednesday,

November 14, 2007 starting at 8:30am at the TSX Broadcast Centre - Gallery located at The Exchange Tower, 2 First Canadian Place, Toronto, Ontario.
Executives of Kingsway Financial and several of the subsidiaries will be speaking regarding their company's operations.

    About the Company

    Kingsway Financial Services Inc. is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the U.S.
Canadian subsidiaries include Kingsway General Insurance Company, York Fire &
Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    <<

    Financial Summary and Highlights:

    -------------------------------------------------------------------------
                          Quarter to September 30:  9 months to September 30:
    -------------------------------------------------------------------------
    (in millions of
    dollars except         2007     2006  Change     2007      2006   Change
    per share amounts)
    -------------------------------------------------------------------------

    Gross Premiums
     Written            $ 509.1  $ 483.9     5%  $1,513.7  $1,523.6     (1%)
    Underwriting Profit
     (Loss)                (7.5)    12.7  (159%)    (32.0)     38.8   (182%)
    Investment Income      37.5     31.5    19%     102.8      90.5     14%
    Net Realized Gains      5.3      8.3   (37%)     45.2      17.8    154%
    Operating Earnings     19.0     31.9   (40%)     51.5      95.1    (46%)
    Net Income             23.6     37.4   (37%)     85.0     106.5    (20%)
    Diluted Earnings
     Per Share             0.42     0.66   (36%)     1.51      1.87    (19%)
    Book Value Per Share                            18.83     16.14     17%
    Combined Ratio        101.6%    97.2%  4.4%     102.3%     97.1%   5.2%
    Return on Equity
     (Annualized)           9.3%    16.8% (7.5%)     11.6%     16.6%  (5.0%)
    -------------------------------------------------------------------------

    -   Gross premiums written increased 5% to $509.1 million in the quarter compared to $483.9 million in Q3 last year. Excluding the second quarter acquisition of Mendota, gross premiums written would have decreased 3% in the quarter compared to the same quarter last year.

    -   Net income in the quarter decreased 37% to $23.6 million compared to
        $37.4 million in Q3 last year, and for the 9 months of the year was
        $85.0 million compared to $106.5 million for the same period last year. Increased levels of investment income for the quarter and year to date were offset by underwriting losses from U.S. operations.

    -   Operating earnings declined 40% to $19.0 million in the quarter and by 46% to $51.5 million for the first 9 months of 2007.

    -   Diluted earnings per share decreased by 36% to $0.42 for the quarter compared to $0.66 for the third quarter of 2006, and were $1.51 for the first 9 months compared to $1.87 for the same period last year.

    -   Annualized return on equity was 9.3% for the quarter compared to
        16.8% in Q3 last year and was 11.6% for the first 9 months of 2007 compared to 16.6% for the same period last year.

    -   The combined ratio was 101.6% in the quarter with Canadian operations reporting a combined ratio of 89.5% and U.S. operations a combined ratio of 106.8%.

    -   Investment income, excluding net realized gains, increased by 19% to
        $37.5 million compared to $31.5 million for the same quarter of 2006, and for the year to date increased by 14% to $102.8 million.

    -   The fair value of the investment portfolio per share increased by 14%
        since the beginning of the year to $63.19.

    -   Net unrealized gains on the common share investment portfolio which is included as a component of "other comprehensive income" increased from $37.5 million at the beginning of the year to $39.3 million at
        September 30, 2007, after gains of $54.1 million realized on this portfolio during the first 9 months of 2007.

    -   Net estimated unfavourable reserve development was $10.6 million in the quarter and $48.4 million year to date, including estimated unfavourable reserve development at our Lincoln General subsidiary of
        $21.8 million in the quarter and $83.2 million year to date.

    >>

    Kingsway Financial Services Inc.
    Management's Discussion and Analysis
    For the three and nine months ended September 30, 2007 and 2006
    (U.S. dollars)

    The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the third quarter of fiscal 2007 and 2006; with the MD&A set out on pages 14 to 55 in the Company's 2006 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the third quarter of fiscal 2007 and the notes to the audited consolidated financial statements for fiscal 2006 set out on pages 66 to 80 of the Company's 2006 Annual Report.
    The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

    Non-GAAP Financial Measures

    The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 86 of the 2006 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
    The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

    <<

    Premiums
    -------------------------------------------------------------------------
                      Quarter to September 30:     9 Months to September 30:
                  -----------------------------------------------------------
    (in millions
     of dollars)      2007      2006    Change      2007      2006    Change
                  -----------------------------------------------------------
    Gross
     Premiums
     Written
      Canada      $  146.8  $  154.6       (5%) $  432.3  $  469.8       (8%)
      U.S.           362.3     329.3       10%   1,081.4   1,053.8        3%
                  -----------------------------------------------------------
      Total       $  509.1  $  483.9        5%  $1,513.7  $1,523.6       (1%)
                  -----------------------------------------------------------
                  -----------------------------------------------------------
    Net Premiums
     Written
      Canada      $  140.6  $  149.3       (6%) $  413.1  $  453.3       (9%)
      U.S.           326.3     295.4       10%     987.3     969.7        2%
                  -----------------------------------------------------------
      Total       $  466.9  $  444.7        5%  $1,400.4  $1,423.0       (2%)
                  -----------------------------------------------------------
                  -----------------------------------------------------------
    Net Premiums
     Earned
      Canada      $  148.2     152.4       (3%) $  399.1  $  435.0       (8%)
      U.S.           337.1     305.9       10%     978.5     906.5        8%
                  -----------------------------------------------------------
      Total       $  485.3  $  458.3        6%  $1,377.6  $1,341.5        3%
                  -----------------------------------------------------------
                  -----------------------------------------------------------

    The U.S. operations reported a 10% increase in premiums written during the quarter and 3% year to date due to the second quarter acquisition of Mendota
Insurance Company ("Mendota") which reported gross premiums written of $39.1 million in the quarter and $80.2 million year to date. The Canadian operations continued to report declines in premiums due to competitive market conditions, particularly in the trucking segment. Gross premiums written from Canadian operations in Canadian dollars declined by 12% for the quarter and by 11% for the year to date compared to the same periods last year. Motorcycle premiums in Canada increased 5% to $58.9 million year to date compared to $55.9 million for the same period last year. Excluding the impact of Mendota, gross premiums written and net premiums earned both declined by 3% in the quarter. U.S.
operations represented 71% of gross premiums written in the quarter (71% year to date), compared with 68% in the same quarter (69% year to date) last year.
Non-standard automobile, trucking, and commercial automobile premiums represented 31%, 22% and 17%, respectively, of gross premiums written for the year compared with 26%, 32% and 13% last year. Mendota writes primarily non-standard automobile insurance which partially accounts for the increase in the percentage of non-standard automobile compared to the prior year.

    Investment Income

    -------------------------------------------------------------------------
                      Quarter to September 30:     9 Months to September 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars)      2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------
    Investment
     Income       $   37.5      31.5       19%  $  102.8  $   90.5       14%
    -------------------------------------------------------------------------

    Investment income has increased in the quarter and year to date due to higher interest rates, the increase in the investment portfolio due to positive cash flow from operations, the acquisition of Mendota and the strengthening Canadian dollar relative to the U.S. dollar. The cost based yield on the fixed income portfolio increased to 4.8% (4.9% using market based yield) compared to 4.5% for the third quarter of last year. The cost based yield (market based yield) represents the total interest income before expenses divided by the average amortized cost base (fair value) of fixed income securities held in the portfolio during the period.

    Net Realized Gains

    The table below presents a summary of the net realized gains for the current quarter and year to date with comparative figures:

    -------------------------------------------------------------------------
                      Quarter to September 30:     9 Months to September 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars)      2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------
    Fixed Income  $   (4.3) $   (1.3)    (231%) $   (5.9) $   (7.6)      22%
    Equities          12.1       9.6       26%      54.1      27.9       94%
    Capital
     Assets              -         -         -       5.4         -         -
    Impairments       (2.5)        -         -      (8.4)     (2.5)    (240%)
    -------------------------------------------------------------------------
    Total         $    5.3  $    8.3      (37%) $   45.2  $   17.8      154%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The net realized gains for the nine months ended September 30, 2007 includes a gain of $17.7 million on an investment in the Canadian portfolio which was the subject of a completed takeover as well as the gain on the sale of the Company's former head office building. These gains have been partially offset by realized losses on the fixed income portfolio, a significant portion of which was due to the sale of securities in the quarter and writedowns on securities which were deemed to be other than temporarily impaired.

    Underwriting Results

    -------------------------------------------------------------------------
                        Quarter to September 30:   9 Months to September 30:
                  -----------------------------------------------------------
    (in millions
     of dollars)             2007           2006           2007         2006
                  -----------------------------------------------------------
    Underwriting Profit

     (Loss)
      Canada              $   15.6      $   10.6       $   27.0     $   26.7
      U.S.                   (23.1)          2.1          (59.0)        12.1
                  -----------------------------------------------------------
      Total               $   (7.5)     $   12.7       $  (32.0)        38.8
                  -----------------------------------------------------------
                  -----------------------------------------------------------
    Combined Ratio
      Canada                 89.5%         93.0%          93.2%        93.9%
      U.S.                  106.8%         99.3%         106.0%        98.7%
                  -----------------------------------------------------------
      Total                 101.6%         97.2%         102.3%        97.1%
                  -----------------------------------------------------------
                  -----------------------------------------------------------
    Expense Ratio
      Canada                 35.7%         30.9%          35.3%        30.3%
      U.S.                   29.1%         29.0%          28.8%        28.2%
                  -----------------------------------------------------------
      Total                  31.2%         29.6%          30.7%        28.9%
                  -----------------------------------------------------------
                  -----------------------------------------------------------
    Loss Ratio
      Canada                 53.8%         62.1%          57.9%        63.6%
      U.S.                   77.7%         70.4%          77.2%        70.4%
                  -----------------------------------------------------------
      Total                  70.4%         67.6%          71.6%        68.2%
                  -----------------------------------------------------------
                  -----------------------------------------------------------

    The Canadian operations reported strong favourable reserve development in the quarter and year to date and have continued to increase levels of incurred but not reported (IBNR) in the current year. The Canadian operations claims ratio improved in the quarter and year to date as a result of the favourable reserve development in the quarter and the continued decline in the number of outstanding claims as a result of decline in premium volume.
    The U.S. operations claims ratio continues to be impacted this quarter and year to date by estimated unfavourable reserve development of $20.4 million
($14.0 million in Q3 last year) in the quarter and $75.8 million year to date
($17.1 million first 9 months of 2006). Excluding the underwriting results at
Lincoln General, the other U.S. subsidiaries reported a combined ratio of
101.4% in the quarter and 98.3% for the nine months of 2007. Lincoln General reported estimated unfavourable reserve development of $21.8 million in the quarter ($83.2 million year to date), primarily as a result of the trucking and general liability lines of business, which impacted net income by $14.4 million (or $0.26 per share) in the quarter and $54.9 million (or $0.98 per share) year to date 2007. The U.S. operations have increased the level of IBNR by 8% since the beginning of the year.

    -------------------------------------------------------------------------
                        Quarter to September 30:   9 months to September 30:
    -------------------------------------------------------------------------
    (in millions
     of dollars)             2007           2006           2007         2006
    -------------------------------------------------------------------------
    Favourable
     (unfavourable)
     change in estimated
     unpaid claims for
     prior accident years
     (note 1):
      Canada              $    9.8      $    5.0       $   27.4     $    6.4
      U.S.                   (20.4)        (14.0)         (75.8)       (17.1)
                  -----------------------------------------------------------
      Total               $  (10.6)     $   (9.0)      $  (48.4)    $  (10.7)

                  -----------------------------------------------------------
    As a % of net premiums
     earned (note 2):
      Canada                  6.6%          3.3%           6.9%         1.5%
      U.S.                   (6.1%)        (4.6%)         (7.7%)       (1.9%)
                  -----------------------------------------------------------
      Total                  (2.2%)        (2.0%)         (3.5%)       (0.8%)
                  -----------------------------------------------------------
    As a % of unpaid
     claims (note 3):
      Canada                                               3.4%         0.8%
      U.S.                                                (6.7%)       (1.6%)
                                                       ----------------------
      Total                                               (2.5%)       (0.6%)
                                                       ----------------------
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
    Note 2 - (Increase) decrease in current financial year reported combined ratio
    Note 3 - (Increase) decrease compared to estimated unpaid claims at the end of the preceding fiscal year

    Expenses

    The overall expenses increased in the quarter and year to date 2007 due to the acquisition of Mendota and the increased operating costs of our U.S.
assigned risk business. Higher operating costs and depreciation expense of the new Head Office building in Canada also impacted the expenses.

    Interest Expense

    Interest expense in the third quarter of 2007 was $10.3 million
($28.2 million year to date), compared to $7.6 million for the third quarter of 2006 ($22.4 million year to date) reflecting the issuance of the new
C$100 million 6% debentures on July 10, 2007.

    Income Taxes

    Income taxes for the third quarter of 2007 were $0.5 million ($0.2 million year to date) or 2.0% of income before income taxes, as a result of losses recognized in our U.S. domiciled subsidiaries and the fully taxable status of our Canadian subsidiaries. This compares with a tax charge of $7.6 million or
16.8% for the same quarter last year ($18.2 million or 14.6% of income before income taxes for the nine months ended September 30, 2006).

    Net Income and Earnings Per Share

    Net income decreased by 37% in the third quarter to $23.6 million
(decreased 20% to $85.0 million year to date), compared to $37.4 million in the third quarter of last year ($106.5 million year to date 2006). Diluted earnings per share were $0.42 for the quarter ($1.51 year to date) compared to
$0.66 for the third quarter of 2006 ($1.87 year to date 2006).

    Operating Earnings

    Operating earnings are calculated as net income excluding after-tax net realized gains and losses on investments to assess the profitability of the operations.

    -------------------------------------------------------------------------
                      Quarter to September 30:     9 Months to September 30:
    -------------------------------------------------------------------------

    (in millions
     of dollars
     except per
     share
     amounts)         2007      2006    Change      2007      2006    Change
    -------------------------------------------------------------------------
    Net Income    $   23.6      37.4      (37%) $   85.0  $  106.5      (20%)
    Net realized
     gains after
     tax:
      Net realized
       gains
       before tax      5.3       8.3      (37%)     45.2      17.8      154%
      Tax effect
       on realized
       gains           0.7       2.8      (75%)     11.7       6.4       83%
    -------------------------------------------------------------------------
                       4.6       5.5      (16%)     33.5      11.4      193%
    -------------------------------------------------------------------------
    Operating
     earnings         19.0      31.9      (40%)     51.5      95.1      (46%)
    Average
     outstanding
     shares
     diluted
     (in millions)    55.9      56.7       (1%)     56.1      57.0       (1%)
    Operating
     earnings
     per share        0.34      0.56      (39%)     0.92      1.67      (45%)
    -------------------------------------------------------------------------

    Balance Sheet

    The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q3 2007 compared to
December 31, 2006.

    -------------------------------------------------------------------------
                                               As at
    -------------------------------------------------------------------------
    (in millions of dollars)         September 30,  December 31,      Change
                                             2007         2006
    -------------------------------------------------------------------------
    Assets
      Investments                      $  3,418.0    $  2,929.1          17%
      Accounts receivable and other
       assets                               375.8         318.3          18%
      Income taxes recoverable                0.1           2.0         (96%)
      Future income taxes                    98.3          75.2          31%
      Capital assets                        133.9         108.1          24%
      Goodwill and intangible assets        113.8          90.9          25%

    Liabilities
      Bank indebtedness                      72.7          52.1          39%
      Unearned premiums                     804.6         682.5          18%
      Unpaid claims                       2,183.0       1,939.4          13%
      Senior unsecured debentures           298.2         191.9          55%

    Shareholders' Equity                  1,047.3         901.0          16%
      Book value per share                  18.83         16.12          17%
    -------------------------------------------------------------------------

    Investments:

    Since December 31, 2006 investments have increased by 17%. This increase is primarily due to the adoption of fair value accounting of investments designated as available for sale, the acquisition of Mendota Insurance Company and its subsidiaries and the impact of the appreciation in the U.S. dollar value of our Canadian dollar investment portfolio.
    The fair value of the investment portfolio including cash increased 14% to
$3.52 billion, compared to $3.09 billion as at December 31, 2006. The fair value of the investment portfolio including cash increased 14% to $63.19 per common share at September 30, 2007 compared to $55.21 at December 31, 2006.

    The table below summarizes the fair value by contractual maturity of the fixed income investment portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     Maturity Profile:
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                         Canadian          U.S.
                                       Operations    Operations        Total
    -------------------------------------------------------------------------
    Due in less than one year               40.9%         21.4%        28.6%
    Due in one through five years           26.9%         47.7%        40.0%
    Due in five through ten years           29.6%         25.4%        27.0%
    Due after ten years                      2.6%          5.5%         4.4%

    -------------------------------------------------------------------------
    Total                                  100.0%        100.0%       100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net unrealized gains on the total investment portfolio were $30.4 million or $0.55 per share outstanding at September 30, 2007 which is included as a component of "other comprehensive income", as compared to net unrealized gains of $26.5 million or $0.47 per share outstanding at December 31, 2006. Net unrealized gains on the common shares portfolio were $39.3 million or $0.71 per share outstanding at September 30, 2007 compared to $37.5 million or $0.67 per share outstanding at December 31, 2006.
    Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of our fixed income investments by $84.9 million at September 30, 2007, representing
3.0% of the $2.85 billion fair value fixed income investment portfolio.

    The following table summarizes the composition of the fair value of the fixed income investment portfolio at the dates indicated, by rating as assigned by Standard & Poor's ('S&P') or Moody's Investors Service:

    Credit rating profile:

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                                As at September 30,        As at December 31,
                                              2007                      2006
    -------------------------------------------------------------------------
    AAA/Aaa                                  56.2%                     54.0%
    AA/Aa                                    22.1%                     24.1%
    A/A                                      15.6%                     17.8%
    BBB/Baa                                   3.7%                      2.8%
    Below BBB/Baa                             2.4%                      1.3%

    -------------------------------------------------------------------------
    Total                                   100.0%                    100.0%

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As at September 30, 2007 the investment portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The investment portfolio has an exposure of approximately
$3.6 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities rated AAA by S&P.

    Accounts receivable and other assets:

    Accounts receivable and other assets increased by 18% to $375.8 million, primarily as a result of the acquisition of Mendota Insurance Company.

    Income taxes recoverable:

    Income taxes recoverable decreased as a result of the timing of tax payments.

    Future income taxes:

    Future income taxes increased due to tax losses recognized by the U.S.
operations which can be utilized in future periods.

    Capital assets:

    Capital assets increased as a result of the completion of the new corporate head office in Mississauga which was partially offset by the disposition of the previous head office building.

    Goodwill and intangible assets:

    Goodwill and intangible assets increased by $22.9 million in the first nine months as a result of the acquisitions of Mendota Insurance Company and the assigned risk business from the Robert Plan Corporation.

    Bank indebtedness:

    Bank indebtedness increased from $52.1 million at December 31, 2006 to
$72.7 million. During the year the Company borrowed approximately $40 million to partially finance the acquisition of Mendota Insurance Company, which closed on April 1, 2007, and $35 million to acquire the renewal rights and fund the operating costs of the assigned risk business acquired from the
Robert Plan Corporation. The Company repaid $84 million of bank indebtedness from the proceeds of the C$100 million senior unsecured debentures issued on
July 10, 2007. The undrawn amount available under the bank credit facility as at September 30, 2007 was $102.8 million.

    Unearned premiums:

    Unearned premiums increased 18% since December 31, 2006 of which 7% of the increase is the result of the acquisition of Mendota Insurance Company and the balance of the increase relates to normal seasonal impact of motorcycle and taxi business.

    Unpaid claims:

    The following table presents a summary of the provision for unpaid claims by line of business:

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (in millions of dollars)
    -------------------------------------------------------------------------

    Line of Business            September 30, 2007         December 31, 2006
    -------------------------------------------------------------------------

    Non - Standard Automobile           $    573.5                $    475.3
    Standard Automobile                      144.8                     126.4
    Commercial Automobile                    238.8                     220.8
    Trucking                                 769.3                     734.9
    Motorcycle                               125.9                     102.8
    Property & Liability                     262.4                     228.9
    Other                                     68.3                      50.3

    -------------------------------------------------------------------------
    Total                               $  2,183.0                $  1,939.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The provisions for unpaid claims increased by 13% to $2.18 billion compared to $1.94 billion at the end of 2006 as a result of the acquisition of
Mendota Insurance and increases in the level of reserves at Lincoln General.
At September 30, 2007 the provision for unpaid claims comprised case reserves for individual claims which increased 12% to $1.31 billion ($1.17 billion at year end 2006) and a provision for IBNR claims which increased 13% to
$869.5 million ($770.2 million at year end 2006).

    Senior unsecured debentures:

    On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

    Book value per share:

    Book value per share increased by 17% to $18.83 from $16.12 as at December
31, 2006. This increase is partially due to the adoption of the new financial instruments accounting standard and currency fluctuations. As a result of the new standard, the investments classified as available for sale were marked to market on January 1, 2007. This adjustment, net of tax, increased the book value per share by $0.32.

    Contractual Obligations

    Information concerning contractual obligations as at September 30, 2007 is shown below:

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Payments Due by Period (in millions of dollars)
                                                            There-
                        2007   2008   2009   2010   2011     after     Total
    -------------------------------------------------------------------------
    Bank indebtedness $ 72.7      -      -      -      -    $    -    $ 72.7
    Senior unsecured
     debentures         78.4      -      -      -      -     219.8     298.2
    Subordinated
     indebtedness          -      -      -      -      -      87.3      87.3
    Loan payable           -      -      -      -      -      66.2      66.2
    -------------------------------------------------------------------------
    Total             $151.1      -      -      -      -    $373.3    $524.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For further details on the Company's long term debt and interest obligations, refer to note 7 - Senior Unsecured Debentures of the accompanying financial statements and note 13 of the Company's 2006 audited consolidated financial statements and pages 41 to 44 of the 2006 Annual Report which sets out the Company's contractual obligations as at December 31, 2006. The Company is in compliance with all of its financial covenant requirements under its debt agreements.

    Liquidity and Capital Resources

    During the nine months ended September 30, 2007, the net cash flow from operating activities was $94.1 million. The Company believes that the cash generated from the operating activities will be sufficient to meet its ongoing cash requirements, including interest payment obligations and dividend payments.
    During the nine months ended September 30, 2007, the Company repurchased and cancelled 321,400 common shares under the normal course issuer bid for a total purchase price of $6.1 million at an average price of $18.79
(Cdn$21.98).
    As at September 30, 2007 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of
Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at
September 30, 2007 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 235% and 307% and aggregate available capital of approximately $126 million in excess of required capital.
    In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at September 30, 2007 Lincoln General had an RBC ratio of
191% and we have taken measures to increase this ratio to over 200%. The RBC ratios of our other U.S. subsidiaries range between 395% and 1,285% and have aggregate available capital of approximately $134 million in excess of required capital.
    Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at September 30, 2007 the capital maintained by Kingsway Reinsurance Corporation was approximately $386 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $91.7 million in excess of regulatory requirements.

    Off-Balance Sheet Financing

    The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 13(d) of the 2006 audited consolidated financial statements and page 43 of the 2006 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2006 Annual Report.

    Summary of Quarterly Results

    The following table presents our financial results over the previous eight quarters.

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (in
     millions
     of
     dollars    2007                    2006                            2005
     except     -------------------------------------------------------------

     per share)   Q3      Q2      Q1      Q4      Q3      Q2      Q1      Q4
                -------------------------------------------------------------
                -------------------------------------------------------------
    Gross
     premiums
     written  $509.1  $525.2  $479.4  $409.1  $483.9  $532.5  $507.2  $439.3
    -------------------------------------------------------------------------

    Net
     premiums
     earned    485.3   474.0   418.2   425.0   458.3   456.2   427.0   445.4
    -------------------------------------------------------------------------

    Total
     revenue   528.1   538.6   458.9   466.6   498.2   499.5   452.0   478.5
    -------------------------------------------------------------------------

    Net income  23.6    41.7    19.6    16.8    37.4    40.2    28.9    35.9
    -------------------------------------------------------------------------

    Earnings
     per share
    Basic       0.43    0.75    0.35    0.30    0.67    0.71    0.51    0.64
    Diluted     0.42    0.74    0.35    0.30    0.66    0.71    0.51    0.63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Supplementary Financial Information

    Financial Strength Indicators:

    Some of the key indicators of the Company's financial strength are as follows:

                                      September 30,  2007  December 31, 2006
                                      ---------------------------------------
                                      ---------------------------------------

    Rolling four quarter calculations:

      Net premiums written to
       estimated statutory surplus
       ratio                                  1.4x                1.6x

      Interest coverage ratio                 4.1x                5.9x

    Total bank and senior debt to
     capitalization ratio                    27.7%               24.2%

    Selected Financial Information expressed in thousands of Cdn. dollars, except for per share amounts

    The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (in millions of dollars            Quarter to             9 months to
     except per share amount)         September 30:           September 30:

                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Gross premiums written      $  532.2    $  542.6    $1,670.3    $1,725.7

    Net premiums earned            507.0       513.9     1,517.4     1,518.8

    Net income                      24.8        41.9        93.1       120.2

    Earnings per share
     - diluted                      0.44        0.74        1.66        2.11

    Underwriting profit (loss)      (7.7)       14.2       (36.1)       44.0

    Book value per share                                   18.73       18.04
    -------------------------------------------------------------------------

    Outlook

    The Company's 2006 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

    Disclosure Controls and Procedures

    Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

    Internal Controls over Financial Reporting

    Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

    Forward Looking Statements

    This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2006
Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian
Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF OPERATIONS
    (In thousands of U.S. dollars, except for per share amounts)

    -------------------------------------------------------------------------
    (Unaudited)            Quarter to September 30: 9 months to September 30:
                                  2007         2006         2007         2006
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Gross premiums
     written              $   509,143  $   483,903  $ 1,513,742  $ 1,523,635
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    Net premiums written  $   466,908  $   444,666  $ 1,400,385  $ 1,422,961
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Revenue:
      Net premiums earned $   485,323  $   458,309  $ 1,377,554  $ 1,341,520
      Investment income        37,467       31,518      102,838       90,470
      Net realized gains        5,290        8,343       45,160       17,777
    -------------------------------------------------------------------------
                              528,080      498,170    1,525,552    1,449,767
    -------------------------------------------------------------------------

    Expenses:
      Claims incurred     $   341,565  $   309,818  $   986,271  $   914,989
      Commissions and
       premiums taxes          89,161       83,267      253,303      252,283
      General and
       administrative
       expenses                62,120       52,512      169,961      135,434
      Interest expense         10,275        7,607       28,225       22,417
      Amortization of
       intangibles                876            -        2,628            -
    -------------------------------------------------------------------------
                              503,997      453,204    1,440,388    1,325,123
    -------------------------------------------------------------------------

    Income before income
     taxes                     24,083       44,966       85,164      124,644
    Income taxes                  472        7,561          196       18,183
    -------------------------------------------------------------------------

    Net Income            $    23,611  $    37,405  $    84,968  $   106,461
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share:
      Basic:              $      0.43  $      0.67  $      1.53  $      1.89
      Diluted:            $      0.42  $      0.66  $      1.51  $      1.87
    Weighted average
     shares outstanding
     (in '000s):

      Basic:                   55,630       56,095       55,682       56,292
      Diluted:                 55,937       56,664       56,118       56,966
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED BALANCE SHEETS
    (In thousands of U.S. dollars)
    -------------------------------------------------------------------------
                                                   September 30   December 31
                                                           2007          2006
                                                     (unaudited)
    -------------------------------------------------------------------------
    ASSETS
      Cash and cash equivalents                     $    97,265  $   129,706
      Investments                                     3,417,963    2,929,090
      Accrued investment income                          30,807       28,365
      Accounts receivable and other assets              375,840      318,332
      Due from reinsurers and other insurers            230,662      208,090
      Deferred policy acquisition costs                 183,764      158,527
      Income taxes recoverable                               77        2,017
      Future income taxes                                98,315       75,212
      Capital assets                                    133,932      108,149
      Goodwill and intangible assets                    113,846       90,850
    -------------------------------------------------------------------------
                                                    $ 4,682,471  $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    LIABILITIES
      Bank indebtedness                             $    72,744  $    52,149
      Loans payable                                      66,222       66,222
      Accounts payable and accrued liabilities          123,084      124,760
      Unearned premiums                                 804,575      682,452
      Unpaid claims                                   2,182,991    1,939,363
      Senior unsecured debentures                       298,239      191,930
      Subordinated indebtedness                          87,348       90,500
    -------------------------------------------------------------------------
                                                      3,635,203    3,147,376
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY
      Share capital                                     327,295      328,473
      Issued and outstanding number of common shares
        55,631,094 - September 30, 2007
        55,884,525 - December 31, 2006

      Contributed surplus                                 6,932        5,352
      Retained earnings                                 629,793      560,126
      Accumulated other comprehensive income(1)          83,248        7,011
    -------------------------------------------------------------------------
                                                      1,047,268      900,962
    -------------------------------------------------------------------------
                                                    $ 4,682,471  $ 4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ---------------------------------
    (1) Refer to note 2 for impact of new accounting policies related to financial instruments

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
    (In thousands of U.S. dollars)
    -------------------------------------------------------------------------
                          Quarter to September 30:  9 months to September 30:
    -------------------------------------------------------------------------
    (Unaudited)                   2007        2006          2007         2006
    -------------------------------------------------------------------------

    Share capital

      Balance at
       beginning of
       period             $   327,199  $   329,518  $   328,473  $   331,470
      Issued during the
       period                      96          810        1,143        2,398
      Repurchased for
       cancellation                 -         (679)      (2,321)      (4,219)
    -------------------------------------------------------------------------
    Balance at end of
     period                   327,295      329,649      327,295      329,649
    -------------------------------------------------------------------------

    Contributed surplus

      Balance at
       beginning of
       period             $     6,144  $     3,972  $     5,352  $     3,237
      Stock option expense        788          446        1,580        1,181
    -------------------------------------------------------------------------
    Balance at end of
     period                     6,932        4,418        6,932        4,418
    -------------------------------------------------------------------------

    Retained earnings

      Balance at
       beginning of
       period             $   610,251  $   517,194  $   560,126  $   460,050
      Net income for the
       period                  23,611       37,405       84,968      106,461
      Common share
       dividends               (4,069)      (3,138)     (11,560)      (9,341)
      Repurchase of shares
       for cancellation             -       (1,181)      (3,741)      (6,890)
    -------------------------------------------------------------------------
    Balance at end of
     period                   629,793      550,280      629,793      550,280
    -------------------------------------------------------------------------

    Accumulated other
     comprehensive income(1)

      Balance at
       beginning of
       period             $    44,875  $    21,372  $     7,011  $     9,958
      Cumulative effect
       of adopting new
       accounting policies          -            -       17,672            -
      Other comprehensive
       income (loss)           38,373         (475)      58,565       10,939
    -------------------------------------------------------------------------

    Balance at end of
     period                    83,248       20,897       83,248       20,897
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total shareholders'
     equity at end of
     period               $ 1,047,268  $   905,244  $ 1,047,268  $   905,244
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ---------------------------------
    (1) Refer to note 2 for impact of new accounting policies related to financial instruments

    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
    (In thousands of U.S. dollars)
    -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
    -------------------------------------------------------------------------
    (Unaudited)                   2007         2006         2007         2006
    -------------------------------------------------------------------------
    Comprehensive income

    Net income            $    23,611  $    37,405  $    84,968  $   106,461

    Other comprehensive
     income, net of taxes:
      - Change in
       unrealized gains
       on available-for
       securities:
        Unrealized gains
         arising during
         the period, net
         of income taxes       22,047            -       12,798            -
        Recognition of
         realized gains to
         net income, net
         of income taxes       (7,492)           -      (11,401)           -
      - Unrealized gains
       (losses) on
       translating
       financial statement
       of self-sustaining
       foreign operations      20,732         (475)      54,082       10,939
      - Gains on cash flow
         hedge                  3,086            -        3,086            -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other comprehensive
     income (loss)             38,373         (475)      58,565       10,939
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Comprehensive income  $    61,984  $    36,930  $   143,533  $   117,400
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    CONSOLIDATED STATEMENT OF CASH FLOWS
    (In thousands of U.S. dollars)

    -------------------------------------------------------------------------
                           Quarter to September 30: 9 months to September 30:
    -------------------------------------------------------------------------
    (Unaudited)                   2007         2006         2007         2006
    -------------------------------------------------------------------------

    Cash flows from
     operating activities

    Net income            $    23,611  $    37,405  $    84,968  $   106,461
    Items not affecting
     cash:
      Amortization              3,336        1,816        9,768        5,725
      Future and current
       income taxes            (7,798)         994      (22,557)       2,670
      Net realized gains       (5,290)      (8,343)     (45,160)     (17,777)
      Amortization of
       bond premiums and
       discounts               (4,296)        (870)      (7,708)      (2,201)
      Net change in other
       non-cash balances       30,222       12,062       74,794       52,459
    -------------------------------------------------------------------------
                               39,785       43,064       94,105      147,337
    -------------------------------------------------------------------------

    Cash flows from
     financing activities

      Increase in share
       capital                     96          811        1,143        2,400
      Repurchase of common
       shares for
       cancellation                 -       (1,860)      (6,062)     (11,109)
      Dividends paid           (4,069)      (3,138)     (11,560)      (9,341)
      Increase in bank
       indebtedness and
       loans payable            1,758       15,806      108,702       24,752
    -------------------------------------------------------------------------
                               (2,215)      11,619       92,223        6,702
    -------------------------------------------------------------------------

    Investing activities

      Purchase of
       investments           (946,858)    (767,245)  (3,137,472)  (2,509,672)
      Proceeds from sale
       of investments         887,748      681,859    2,989,159    2,308,425
      Financed premiums
       receivable, net         (4,792)       3,879      (12,387)       7,490
      Acquisitions, net
       of cash acquired            (4)           -      (40,687)           -
      Net change to capital
       assets                  (2,555)      (9,904)     (17,382)     (33,661)
    -------------------------------------------------------------------------
                              (66,461)     (91,411)    (218,769)    (227,418)
    -------------------------------------------------------------------------
    Net change in cash and
     cash equivalents         (28,891)     (36,728)     (32,441)     (73,379)
    Cash and cash
     equivalents at
     beginning of period      126,156       74,383      129,706      111,034
    -------------------------------------------------------------------------
    Cash and cash

     equivalents at end
     of period            $    97,265  $    37,655  $    97,265  $    37,655
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    KINGSWAY FINANCIAL SERVICES INC.
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    For the three and nine months ended September 30, 2007 and 2006
    (Unaudited - tabular amounts in thousands of U.S. dollars)

    1.  Basis of presentation

        These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31,
        2006 except for the changes in accounting policies as noted below.
        These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31,
        2006 as set out on pages 61 to 80 of the Company's 2006 Annual
        Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

    2.  Change in accounting policies

        On January 1, 2007, the Company adopted CICA Handbook Section 3855
        Financial Instruments - Recognition and Measurement, Section 3865
        Hedges and Section 1530 Comprehensive Income.

        Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-
        to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.
        Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

        Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

        Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

        Under adoption of these new standards, as at January 1, 2007 the

        Company classified all its investment securities as available-for-
        sale, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Bank indebtedness, accounts payable and accrued liabilities, long-term debt and capital lease obligations are classified as other financial liabilities, which are measured at amortized cost.

        As required, except to classify unrealized foreign currency translations gains / losses on net investments in self-sustaining foreign operations under the new caption accumulated other comprehensive income (loss), prior periods have not been restated. As a result of these new standards, the following adjustments were made to our balance sheet on January 1, 2007:

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                                              January 1, 2007
        Balance sheet category (000's)                               increase
        ---------------------------------------------------------------------

        Investments                                              $    26,470
        Future income taxes                                            8,798
        Accumulated other comprehensive income (after-tax impact)     17,672

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    3.  Stock-based compensation

        As reported on pages 70 and 71 of the Company's 2006 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the third quarter 2007, the Company recorded $788,000 ($1,580,000 year to date) of stock-based compensation expense included in employee compensation expense.

        Per share weighted average fair value of options granted during 2007 and 2006 was C$5.34 and C$6.88, respectively. The fair value of the options granted was estimated at the date of grant using a Black-
        Scholes option pricing model with the following weighted average assumptions:

                                                           As at September 30
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                                            2007         2006
        ---------------------------------------------------------------------

        Risk-free interest rate                            4.11%        4.02%
        Dividend yield                                     1.30%        1.02%
        Volatility of the expected market price of the
         Company's common shares                           25.2%        31.4%
        Expected option life (in years)                     3.7          3.5
        ---------------------------------------------------------------------

        The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the

        Company's employee stock options.

    4.  Segmented information

        The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the
        United States and corporate and other insurance related services.
        The Company's Canadian and United States segments include
        transactions with the Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant.
        Results for the Company's operating segments are based on the
        Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                        Three months ended September 30, 2007
        ---------------------------------------------------------------------
                                Canada       United    Corporate        Total
                                             States    and other
        ---------------------------------------------------------------------
        Gross premiums
         written          $   146,772  $   362,371  $         -  $   509,143
        Net premiums
         earned               148,195      337,128            -      485,323
        Investment income
         (loss)                15,560       22,046         (139)      37,467
        Net realized gains      2,589        2,701            -        5,290
        Interest expense            -        8,090        2,185       10,275
        Amortization of
         capital assets           538        1,285        1,170        2,993
        Amortization of
         intangible assets          -          876            -          876
        Net income tax
         expense (recovery)     6,450       (9,848)       3,870          472
        Net income (loss)      26,165         2,556      (5,110)      23,611

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                        Three months ended September 30, 2006
        ---------------------------------------------------------------------
                                Canada       United    Corporate        Total
                                             States    and other
        ---------------------------------------------------------------------
        Gross premiums
         written          $   154,574  $   329,329  $         -  $   483,903
        Net premiums
         earned               152,368      305,942            -      458,309
        Investment income
         (loss)                13,905       17,858         (245)      31,518
        Net realized gains      7,424          918            -        8,343
        Interest expense            -        5,880        1,727        7,607
        Amortization of
         capital assets           310          811          411        1,533
        Net income tax
         expense (recovery)     8,083       (2,626)       2,104        7,561
        Net income (loss)      24,205       17,580       (4,381)      37,405

        ---------------------------------------------------------------------

        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                         Nine months ended September 30, 2007
        ---------------------------------------------------------------------
                                Canada       United    Corporate        Total
                                             States    and other
        ---------------------------------------------------------------------
        Gross premiums
         written          $   432,321  $ 1,081,421  $         -  $ 1,513,742
        Net premiums
         earned               399,122      978,432            -    1,377,554
        Investment income
         (loss)                42,278       61,647       (1,087)     102,838
        Net realized gains     27,920       17,240            -       45,160
        Interest expense            -       22,067        6,158       28,225
        Amortization of
         capital assets         1,385        3,750        2,300        7,435
        Amortization of
         intangible assets          -        2,628            -        2,628
        Net income tax
         expense (recovery)    17,820      (29,459)      11,835          196
        Net income (loss)      74,184       24,695      (13,911)      84,968

        Capital assets    $    62,028  $    60,972  $    10,932  $   133,932
        Goodwill and
         intangible assets      9,240      104,606            -      113,846
        Total assets        1,817,773    2,829,209       35,489    4,682,471

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                         Nine months ended September 30, 2006
        ---------------------------------------------------------------------
                                Canada       United    Corporate        Total
                                             States    and other
        ---------------------------------------------------------------------
        Gross premiums
         written          $   469,800  $ 1,053,835  $         -  $ 1,523,635
        Net premiums
         earned               435,014      906,506            -    1,341,520
        Investment income
         (loss)                39,165       51,785         (480)      90,470
        Net realized gains
         (losses)              18,480         (703)           -       17,777
        Interest expense            -       17,049        5,368       22,417
        Amortization of
         capital assets           899        2,392        1,209        4,500
        Net income tax
         expense (recovery)    20,088       (8,305)       6,400       18,183
        Net income (loss)      58,478       54,438       (6,455)     106,461

        Capital assets    $    42,366  $    54,629  $     3,637  $   100,632
        Goodwill and
         intangible assets      8,224       61,609            -       69,833
        Total assets        1,583,692    2,500,245       28,659    4,112,596
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  Investments

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                                           September 30, 2007
        ---------------------------------------------------------------------
                                                  Amortized cost   Fair value
        ---------------------------------------------------------------------

        Term deposits                               $   419,346  $   419,316
        Bonds:
          Government                                    404,090      406,195
          Corporate                                   2,031,669    2,021,959
        Preferred shares                                  9,300        8,104
        Common shares                                   433,563      472,814
        Financed premiums                                89,575       89,575

        ---------------------------------------------------------------------
                                                    $ 3,387,543  $ 3,417,963
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
                                                        December 31, 2006
        ---------------------------------------------------------------------
                                                 Amortized cost   Fair value
        ---------------------------------------------------------------------

        Term deposits                                $  379,574   $  379,128
        Bonds:
          Government                                    332,058      333,231
          Corporate                                   1,783,228    1,771,480
        Common shares                                   366,702      404,193
        Financed premiums                                67,528       67,528

        ---------------------------------------------------------------------
                                                     $2,929,090   $2,955,560
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  Acquisitions

        On April 1, 2007 the Company acquired 100% of the voting shares of
        Mendota Insurance Company ('Mendota') whose primary business is non-
        standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota
        Insurance Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

        The purchase price has not yet been finalized as it is subject to the completion of an independent audit. Based on the estimated balance sheet compiled as at the closing date by the seller, the purchase price has been estimated to be approximately $53.7 million. The
        Company has recorded preliminary goodwill of approximately
        $10 million but as the final purchase price has not yet been determined, the Company is evaluating certain intangible assets and the allocation of the purchase price is subject to amendment once the independent audit is complete.

    7.  Senior Unsecured Debentures

        On July 10, 2007, the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership ("K2007GP") issued
        C$100 million 6% senior unsecured debentures with a maturity date of
        July 11, 2012. The debentures will be redeemable, in whole or part, at the option of K2007GP and are not subject to repayment by the holders prior to maturity. Interest on the debentures is payable semi-annually in arrears in equal instalments on January 10 and
        July 10 each year beginning January 10, 2008.

    8.  Supplemental Condensed Consolidating Financial Information

        On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and
        Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the
        Company. The following is the condensed consolidating financial information for the Company as of September 30, 2007 and December 31,
        2006, and for the period ended September 30, 2007 and 2006, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-Guarantor subsidiaries").

    -------------------------------------------------------------------------
    Condensed Consolidating Statement of Operations
    -------------------------------------------------------------------------
    For the nine months ended September 30, 2007

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")
    -------------------------------------------------------------------------
    Revenue:
      Net premiums earned      $           -   $           -   $           -
      Investment related income       (1,087)          3,634           1,480
      Management fees                 60,851          10,134               -
    -------------------------------------------------------------------------
                               $      59,764   $      13,768   $       1,480
    -------------------------------------------------------------------------
    Expenses:
      Claims incurred          $           -   $           -   $           -
      Commissions and premium
       taxes                               -               -               -
      Other expenses                  55,681          14,114              48
      Interest expense                 6,158          18,767           1,411
    -------------------------------------------------------------------------
                                      61,839          32,881           1,459

    Income before income taxes        (2,075)        (19,113)             21
    Income taxes                      11,836          (6,498)              7
    Equity in undistributed
     net income of subsidiaries       98,879         (44,003)              -
    -------------------------------------------------------------------------
    Net income (loss)          $      84,968   $     (56,618)  $          14
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor
                               subsidiaries")
    -------------------------------------------------------------------------
    Revenue:
      Net premiums earned      $   1,377,554   $           -   $   1,377,554
      Investment related income      145,451          (1,480)        147,998

      Management fees                      -         (70,985)              -
    -------------------------------------------------------------------------
                               $   1,523,005   $     (72,465)  $   1,525,552
    -------------------------------------------------------------------------
    Expenses:
      Claims incurred          $   1,003,631   $     (17,360)  $     986,271
      Commissions and premium
       taxes                         253,303               -         253,303
      Other expenses                 156,370         (53,625)        172,588
      Interest expense                 3,369          (1,480)         28,225
    -------------------------------------------------------------------------
                                   1,416,674         (72,465)      1,440,388

    Income before income taxes       106,331               -          85,164
    Income taxes                      (5,149)              -             196
    Equity in undistributed
     net income of subsidiaries            -         (54,876)              -
    -------------------------------------------------------------------------
    Net income (loss)          $     111,480   $     (54,876)  $      84,968
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Condensed Consolidating Statement of Operations
    -------------------------------------------------------------------------
    For the nine months ended September 30, 2006

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")
    -------------------------------------------------------------------------

    Revenue:
      Net premiums earned      $           -   $           -   $           -
      Investment related income         (480)          2,942               -
      Management fees                 52,608           9,972               -
    -------------------------------------------------------------------------
                               $      52,128   $      12,914   $           -
    -------------------------------------------------------------------------
    Expenses:
      Claims incurred          $           -   $           -   $           -
      Commissions and premium
       taxes                               -               -               -
      Other expenses                  46,816          16,750               -
      Interest expense                 5,368          16,986               -
    -------------------------------------------------------------------------
                                      52,184          33,736               -

    Income before income taxes           (56)        (20,822)              -
    Income taxes                       6,399          (7,079)              -
    Equity in undistributed
     net income of subsidiaries      112,916          (6,609)              -
    -------------------------------------------------------------------------
    Net income (loss)          $     106,461   $     (20,352)  $           -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor

                               subsidiaries")
    -------------------------------------------------------------------------

    Revenue:
      Net premiums earned      $   1,341,520   $           -   $   1,341,520
      Investment related income      105,785               -         108,247
      Management fees                      -         (62,580)              -
    -------------------------------------------------------------------------
                               $   1,447,305   $     (62,580)  $   1,449,767
    -------------------------------------------------------------------------
    Expenses:
      Claims incurred          $     932,761   $     (17,772)  $     914,989
      Commissions and premium
       taxes                         252,283               -         252,283
      Other expenses                 116,676         (44,808)        135,434
      Interest expense                    63               -          22,417
    -------------------------------------------------------------------------
                                   1,301,783         (62,580)      1,325,123

    Income before income taxes       145,522               -         124,644
    Income taxes                     (18,863)              -          18,183
    Equity in undistributed
     net income of subsidiaries            -        (106,307)              -
    -------------------------------------------------------------------------
    Net income (loss)          $     126,659   $    (106,307)  $     106,461
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Condensed Consolidating Balance Sheet
    -------------------------------------------------------------------------
    As at September 30, 2007

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")
    -------------------------------------------------------------------------

    Assets
      Investments in
       subsidiaries            $   1,158,614   $     588,718   $           -
      Cash                             4,899           3,453             564
      Investments                          -               -               -
      Goodwill and other assets            -               -               -
      Other assets                    22,299          60,598         110,829
    -------------------------------------------------------------------------
                               $   1,185,812   $     652,769   $     111,393
    -------------------------------------------------------------------------
    Liabilities and
     Shareholders' Equity
    Liabilities:
      Bank Indebtedness        $      42,220   $     170,175   $           -
      Other liabilities               17,916          23,302           3,140
      Unearned premiums                    -               -               -
      Unpaid claims                        -               -               -
      Senior unsecured
       debentures                     78,408         125,000          94,429
      Subordinated indebtedness            -          90,500               -
    -------------------------------------------------------------------------
                                     138,544         408,977          97,569
    Shareholders' equity:
      Share capital                  327,295         264,213          10,667

      Contributed surplus              6,932               -               -
      Retained Earnings              629,793         (20,421)             14
      Accumulated other
       comprehensive income           83,248               -           3,143
    -------------------------------------------------------------------------
                                   1,047,268         243,792          13,824
    -------------------------------------------------------------------------
                               $   1,185,812   $     652,769   $     111,393
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor
                               subsidiaries")
    -------------------------------------------------------------------------

    Assets
      Investments in
       subsidiaries            $    (111,056)  $  (1,636,276)  $           -
      Cash                            88,349               -          97,265
      Investments                  3,417,963               -       3,417,963
      Goodwill and other assets      113,846               -         113,846
      Other assets                 3,084,207      (2,224,536)      1,053,397
    -------------------------------------------------------------------------
                               $   6,593,309   $  (3,860,812)  $   4,682,471
    -------------------------------------------------------------------------
    Liabilities and
     Shareholders' Equity
    Liabilities:
      Bank Indebtedness        $      30,524   $    (103,953)  $     138,966
      Other liabilities              241,598        (162,872)        123,084
      Unearned premiums            1,299,709        (495,134)        804,575
      Unpaid claims                3,649,691      (1,466,700)      2,182,991
      Senior unsecured
       debentures                          -             402         298,239
      Subordinated indebtedness            -          (3,152)         87,348
    -------------------------------------------------------------------------
                                   5,221,522      (2,231,409)      3,635,203
    Shareholders' equity:
      Share capital                1,476,656      (1,751,536)        327,295
      Contributed surplus                  -               -           6,932
      Retained Earnings             (219,257)        239,664         629,793
      Accumulated other
       comprehensive income          114,388        (117,531)         83,248
    -------------------------------------------------------------------------
                                   1,371,787      (1,629,403)      1,047,268
    -------------------------------------------------------------------------
                                $  6,593,309   $  (3,860,812)  $   4,682,471
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Condensed Consolidating Balance Sheet
    -------------------------------------------------------------------------
    As at December 31, 2006

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")

    -------------------------------------------------------------------------

    Assets
      Investments in
       subsidiaries            $     985,924   $     400,807   $           -
      Cash                             3,475           3,204               -
      Investments                         99               -               -
      Goodwill and other assets            -               -               -
      Other assets                    23,756          51,027               -
    -------------------------------------------------------------------------
                               $   1,013,254   $     455,038   $           -
    -------------------------------------------------------------------------
    Liabilities and
     Shareholders' Equity
    Liabilities:
      Bank Indebtedness        $      32,609   $      66,222   $           -
      Other liabilities               12,753          22,168               -
      Unearned premiums                    -               -               -
      Unpaid claims                        -               -               -
      Senior unsecured
       debentures                     66,930         125,000               -
      Subordinated indebtedness            -          90,500               -
    -------------------------------------------------------------------------
                                     112,292         303,890               -
    Shareholders' equity:
      Share capital                  328,473         192,391               -
      Contributed surplus              5,352               -               -
      Retained Earnings              560,126         (41,243)              -
      Accumulated other
       comprehensive income            7,011               -               -
    -------------------------------------------------------------------------
                                     900,962         151,148               -
    -------------------------------------------------------------------------
                               $   1,013,254   $     455,038   $           -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor
                               subsidiaries")
    -------------------------------------------------------------------------

    Assets
      Investments in
       subsidiaries            $     118,485   $  (1,505,216)  $           -
      Cash                           123,027               -         129,706
      Investments                  2,928,991               -       2,929,090
      Goodwill and other assets       82,235           8,615          90,850
      Other assets                 2,478,852      (1,654,943)        898,692
    -------------------------------------------------------------------------
                               $   5,731,590   $  (3,151,544)  $   4,048,338
    -------------------------------------------------------------------------
    Liabilities and
     Shareholders' Equity
    Liabilities:
      Bank Indebtedness        $      19,540   $           -   $     118,371
      Other liabilities               89,312             527         124,760
      Unearned premiums            1,115,314        (432,862)        682,452
      Unpaid claims                3,132,423      (1,193,060)      1,939,363
      Senior unsecured
       debentures                          -               -         191,930

      Subordinated indebtedness            -               -          90,500
    -------------------------------------------------------------------------
                                   4,356,589      (1,625,395)      3,147,376
    Shareholders' equity:
      Share capital                1,174,609      (1,367,000)        328,473
      Contributed surplus                  -               -           5,352
      Retained Earnings              158,457        (117,214)        560,126
      Accumulated other
       comprehensive income           41,935         (41,935)          7,011
    -------------------------------------------------------------------------
                                   1,375,001      (1,526,149)        900,962
    -------------------------------------------------------------------------
                               $   5,731,590   $   3,151,544   $   4,048,338
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Condensed Consolidating Statement of Cash Flows
    -------------------------------------------------------------------------
    For the nine months ended September 30, 2007

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")
    -------------------------------------------------------------------------
    Cash provided by (used in):
    Operating Activities:
      Net income               $      84,968   $     (56,618)  $          14
      Adjustments to reconcile
       net income to net cash
       used by operating
       activities:
      Equity in undistributed
       earnings in subsidiaries      (98,779)         44,003               -
      Other                           18,230          (8,030)       (104,546)
    -------------------------------------------------------------------------
                                       4,419         (20,645)       (104,532)

    Financing Activities:
      Increase in share
       capital, net                    1,143          71,822          10,667
      Repurchase of common
       shares for cancellation        (6,062)              -               -
      Common share dividend          (11,560)              -               -
      Increase/(decrease) in
       bank indebtedness               2,509         103,953          94,429
    -------------------------------------------------------------------------
                                     (13,970)        175,775         105,096

    Investing Activities:
      Purchase of investments              -               -               -
      Proceeds from sale of
       investments                        99               -               -
      Acquisitions                    19,805         (51,065)              -
      Other                           (8,929)       (103,816)              -
    -------------------------------------------------------------------------
                                      10,975        (154,881)              -

    Increase (decrease) in
     cash during the year              1,424             249             564
    Cash, beginning of year            3,475           3,204               -
    -------------------------------------------------------------------------

                               $       4,899   $       3,453   $         564
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor
                               subsidiaries")
    -------------------------------------------------------------------------
    Cash provided by (used in):
    Operating Activities:
      Net income               $     111,380   $     (54,776)  $      84,968
      Adjustments to reconcile
       net income to net cash
       used by operating
       activities:
      Equity in undistributed
       earnings in subsidiaries            -          54,776               -
      Other                          103,483               -           9,137
    -------------------------------------------------------------------------
                                     214,863               -          94,105

    Financing Activities:
      Increase in share
       capital, net                        -         (82,489)          1,143
      Repurchase of common
       shares for cancellation             -               -          (6,062)
      Common share dividend                -               -         (11,560)
      Increase/(decrease) in
       bank indebtedness              11,764        (103,953)        108,702
    -------------------------------------------------------------------------
                                      11,764        (186,442)         92,223

    Investing Activities:
      Purchase of investments     (3,137,472)              -      (3,137,472)
      Proceeds from sale of
       investments                 2,989,060               -       2,989,159
      Acquisitions                    10,378         (19,805)        (40,687)
      Other                         (123,271)        206,247         (29,769)
    -------------------------------------------------------------------------
                                    (261,305)        186,442        (218,769)

    Increase (decrease) in
     cash during the year            (34,678)              -         (32,441)
    Cash, beginning of year          123,027               -         129,706
    -------------------------------------------------------------------------
                               $      88,349   $           -   $      97,265
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Condensed Consolidating Statement of Cash Flows
    -------------------------------------------------------------------------
    For the nine months ended September 30, 2006

                                    KFSI            KAI           K2007GP
    -------------------------------------------------------------------------
                              (a "Guarantor") (a "Guarantor")  (the "Issuer")
    -------------------------------------------------------------------------
    Cash provided by (used in):

    Operating Activities:
      Net income               $     106,461   $     (20,352)  $           -
      Adjustments to reconcile
       net income to net cash
       used by operating
       activities:
      Equity in undistributed
       earnings in subsidiaries     (112,916)          6,609               -
      Other                            4,614         (13,140)              -
    -------------------------------------------------------------------------
                                      (1,841)        (26,883)              -

    Financing Activities:
      Increase in share
       capital, net                    2,400          25,000               -
      Repurchase of common
       shares for cancellation       (11,109)              -               -
      Common share dividend           (9,341)              -               -
      Increase/(decrease) in
       bank indebtedness              11,484               -               -
    -------------------------------------------------------------------------
                                      (6,566)         25,000               -

    Investing Activities:
      Purchase of investments           (205)              -               -
      Proceeds from sale of
       investments                       202           2,983               -
      Acquisitions                     7,070             872               -
      Other                             (195)         (9,728)              -
    -------------------------------------------------------------------------
                                       6,872          (5,873)              -

    Increase (decrease) in
     cash during the year             (1,535)         (7,756)              -
    Cash, beginning of year            2,831           9,597               -
    -------------------------------------------------------------------------
                               $       1,296   $       1,841   $           -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Other       Consolidation
                               Subsidiaries     adjustments        Total
    -------------------------------------------------------------------------
                         (the "Non-Guarantor
                               subsidiaries")
    -------------------------------------------------------------------------
    Cash provided by (used in):
    Operating Activities:
      Net income               $     126,659   $    (106,307)  $     106,461
      Adjustments to reconcile
       net income to net cash
       used by operating
       activities:
      Equity in undistributed
       earnings in subsidiaries            -         106,307               -
      Other                           49,402               -          40,876
    -------------------------------------------------------------------------
                                     176,061               -         147,337

    Financing Activities:
      Increase in share
       capital, net                        -         (25,000)          2,400

      Repurchase of common
       shares for cancellation             -               -         (11,109)
      Common share dividend                -               -          (9,341)
      Increase/(decrease) in
       bank indebtedness              13,268               -          24,752
    -------------------------------------------------------------------------
                                      13,268         (25,000)          6,702

    Investing Activities:
      Purchase of investments     (2,509,467)              -      (2,509,672)
      Proceeds from sale of
       investments                 2,305,240               -       2,308,425
      Acquisitions                         -          (7,942)              -
      Other                          (49,190)         32,942         (26,171)
    -------------------------------------------------------------------------
                                    (253,417)         25,000        (227,418)

    Increase (decrease) in
     cash during the year            (64,088)              -         (73,379)
    Cash, beginning of year           98,606               -         111,034
    -------------------------------------------------------------------------
                               $      34,518   $           -   $      37,655
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    >>

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:10e 08-NOV-07